Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 1 DATED DECEMBER 12, 2017
TO THE PROSPECTUS DATED NOVEMBER 17, 2017

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated November 17, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our estimated net asset value ("NAV") per share;

•	a change in the offering price for our shares in our distribution reinvestment plan; and

•	information regarding our share redemption program.
Estimated Net Asset Value Per Share
On December 8, 2017, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $8.79 based on the estimated value of our assets less the estimated value of our liabilities, or NAV, divided by the number of shares outstanding, all as of September 30, 2017, with the exception of a reduction to our net asset value for acquisition and financing costs related to a real estate acquisition subsequent to September 30, 2017. There have been no other material changes between September 30, 2017 and the date of this supplement that would impact the overall estimated NAV per share. This valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered, Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013 (the “IPA Valuation Guidelines”).
The conflicts committee, composed solely of all of our independent directors, is responsible for the oversight of the valuation process used to determine the estimated NAV per share of our common stock, including the review and approval of the valuation and appraisal process and methodology used to determine our estimated NAV per share, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals. With the approval of our conflicts committee, we engaged Duff & Phelps, LLC (“Duff & Phelps”), an independent third party real estate valuation firm, to provide a calculation of the range in estimated NAV per share of our common stock as of September 30, 2017. Duff & Phelps based this range in estimated NAV per share upon (i) appraisals of our three real estate properties owned as of September 30, 2017 (the “Appraised Properties”) performed by Duff & Phelps, (ii) valuations performed by our advisor, with respect to our cash, other assets, mortgage debt and other liabilities, which are disclosed in the our Quarterly Report on Form 10-Q for the period ended September 30, 2017 and (iii) a reduction to our net asset value for acquisition and financing costs related to a real estate acquisition subsequent to September 30, 2017. The appraisal reports Duff & Phelps prepared summarized the key inputs and assumptions involved in the appraisal of each of the Appraised Properties. Duff & Phelps’ valuation was designed to follow the prescribed methodologies of the IPA Valuation Guidelines. The methodologies and assumptions used to determine the estimated value of our assets and the estimated value of our liabilities are described further below.

Upon the conflicts committee’s receipt and review of Duff & Phelps’ valuation report, which included the appraised value of each of the Appraised Properties as noted in the appraisal reports prepared by Duff & Phelps and a summary of the estimated value of each of our other assets and liabilities as determined by our advisor and reviewed by Duff & Phelps, and in light of other factors considered by the conflicts committee and the conflicts committee’s own extensive knowledge of our assets and liabilities, the conflicts committee: (i) concluded that the range in estimated NAV per share of $8.06 to $9.58, with a mid-range value of $8.79 per share, as indicated in Duff & Phelps’ valuation report and recommended by our advisor, which mid-range value was based on Duff & Phelps’ appraisals of the Appraised Properties and valuations performed by our advisor of our cash, other assets, mortgage debt and other liabilities, and a reduction to our net asset value for acquisition and financing costs related to a real estate acquisition subsequent to September 30, 2017, was reasonable and (ii) recommended to our board of directors that it adopt $8.79 as the estimated NAV per share of our common stock, which mid-range value was determined by Duff & Phelps and recommended by our advisor and which was based on Duff & Phelps’ appraisals of the Appraised Properties, valuations performed by our advisor of our cash, other assets, mortgage debt and other liabilities, and a reduction to our net asset value for acquisition and financing costs related to a real estate acquisition subsequent to September 30, 2017. Our board of directors unanimously agreed to accept the recommendation of the conflicts committee and approved $8.79 as the estimated NAV per share of our common stock, which determination is ultimately and solely the responsibility of our board of directors.
The table below sets forth the calculation of our estimated NAV per share as of December 8, 2017 as well as the calculation of our prior estimated value per share as of August 9, 2017. Duff & Phelps was not responsible for establishing the estimated NAV per share as of December 8, 2017 or August 9, 2017, respectively.

	December 8, 2017 Estimated Value per Share	August 9, 2017 Estimated Value per Share (1)	Change in Estimated Value per Share
Real estate properties (2)	$16.42	$16.08	$0.34
Cash	0.59	0.94	(0.35)
Other assets	0.20	0.04	0.16
Mortgage debt	(7.82)	(7.86)	0.04
Other liabilities	(0.51)	(0.45)	(0.06)
Acquisition and financing costs subsequent to September 30, 2017	(0.09)	—	(0.09)
Estimated NAV per share	$8.79	$8.75	$0.04
Estimated enterprise value premium	None assumed	None assumed	None assumed
Total estimated NAV per share	$8.79	$8.75	$0.04
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(1) The August 9, 2017 estimated value per share was based upon a calculation of the range in estimated NAV per share of our common stock as of June 30, 2017 by Duff & Phelps and the recommendation of our advisor. Duff & Phelps based this range in estimated NAV per share upon appraisals of our real estate properties performed by Duff & Phelps and valuations performed by our advisor with respect to our cash, other assets, mortgage debt and other liabilities. For more information relating to the August 9, 2017 estimated value per share and the assumptions and methodologies used by Duff & Phelps and our advisor, see “Determination of Estimated Net Asset Value Per Share” in the prospectus.
(2) Subsequent to September 30, 2017, we acquired an office property located in Chicago, Illinois (“213 West Institute Place”) for a purchase price of $43.5 million. The estimated value per share from real estate properties excludes 213 West Institute Place; however, such acquisition would have no impact to the fair value of equity or the overall estimated value per share as acquisition and financing costs related to this acquisition are reflected in the estimated value per share.

The increase in our estimated value per share from the previous estimate was primarily due to the items noted in the table below, which reflect the significant contributors to the increase in the estimated value per share from $8.75 to $8.79. The changes are not equal to the change in values of each asset and liability group presented in the table above due to changes in the amount of shares outstanding, capital expenditures and related financings and other factors, which caused the value of certain asset or liability groups to change with no impact to our fair value of equity or the overall estimated value per share.

Change in Estimated Value per Share
August 9, 2017 estimated value per share	$8.75
Changes to estimated value per share
Real estate
Real estate	0.42
Capital expenditures on real estate	(0.25)
Total change related to real estate	0.17
Operating cash flows in excess of distributions declared (1)	(0.02)
Acquisition related costs and financing costs (2)	(0.09)
Notes payable	(0.01)
Other changes, net	(0.01)
Total change in estimated value per share	$0.04
December 8, 2017 estimated value per share	$8.79
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(1) Operating cash flow reflects modified funds from operations (“MFFO”) adjusted to add back the amortization of deferred financing costs. We compute MFFO in accordance with the definition included in the practice guideline issued by the IPA in November 2010.
(2) Amount includes acquisition and financing costs related to a real estate acquisition that closed subsequent to September 30, 2017.
As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different estimated NAV per share of our common stock, and these differences could be significant. In particular, due in part to our relatively small asset base and the number of shares of our common stock outstanding, even modest changes in key assumptions made in appraising our real estate properties could have a very significant impact on the estimated value of our shares. See the discussion under “Real Estate - Real Estate Valuation” below. The estimated NAV per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to U.S. generally accepted accounting principles (“GAAP”), nor does it represent a liquidation value of our assets and liabilities or the price at which our shares of common stock would trade on a national securities exchange. The estimated NAV per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated NAV per share also does not take into account estimated disposition costs and fees for real estate properties, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations and the impact of restrictions on the assumption of debt. The estimated NAV per share does not take into consideration acquisition-related costs and financing costs related to future acquisitions. As of September 30, 2017, we had no potentially dilutive securities outstanding that would impact the estimated NAV per share of its common stock.
Our estimated NAV per share takes into consideration any potential liability related to a subordinated participation in cash flows our advisor is entitled to upon meeting certain stockholder return thresholds in accordance with the advisory agreement. For purposes of determining the estimated NAV per share, our advisor calculated the potential liability related to this incentive fee based on a hypothetical liquidation of our assets and liabilities at their estimated fair values, after considering the impact of any potential closing costs and fees related to the disposition of real estate properties, and determined that there would be no liability related to the subordinated participation in cash flows.

Methodology
Our goal for the valuation was to arrive at a reasonable and supportable estimated NAV per share, using a process that was designed to be in compliance with the IPA Valuation Guidelines and using what we and our advisor deemed to be appropriate valuation methodologies and assumptions. The following is a summary of the valuation and appraisal methodologies, assumptions and estimates used to value our assets and liabilities:
Real Estate
Independent Valuation Firm
Duff & Phelps(1) was selected by our advisor and approved by our conflicts committee and board of directors to appraise each of the Appraised Properties and to provide a calculation of the range in estimated NAV per share of our common stock as of December 8, 2017. Duff & Phelps is engaged in the business of appraising commercial real estate properties and is not affiliated with us or our advisor. The compensation we paid to Duff & Phelps was based on the scope of work and not on the appraised values of the Appraised Properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
Duff & Phelps collected all reasonably available material information that it deemed relevant in appraising the Appraised Properties. Duff & Phelps obtained property-level information from our advisor, including (i) property historical and projected operating revenues and expenses; (ii) property lease agreements; and (iii) information regarding recent or planned capital expenditures. Duff & Phelps reviewed and relied in part on the property-level information provided by our advisor and considered this information in light of its knowledge of each property’s specific market conditions.
In conducting its investigation and analyses, Duff & Phelps took into account customary and accepted financial and commercial procedures and considerations as it deemed relevant. Although Duff & Phelps reviewed information supplied or otherwise made available by us or our advisor for reasonableness, it assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and did not independently verify any such information. With respect to operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Duff & Phelps, Duff & Phelps assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management and/or our advisor. Duff & Phelps relied on us to advise it promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.
In performing its analyses, Duff & Phelps made numerous other assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, Duff & Phelps assumed that we had clear and marketable title to each of the Appraised Properties, that no title defects existed, that any improvements were made in accordance with law, that no hazardous materials were present or had been present previously, that no deed restrictions existed, and that no changes to zoning ordinances or regulations governing use, density or shape were pending or being considered. Furthermore, Duff & Phelps’ analyses, opinions and conclusions were necessarily based upon market, economic, financial and other circumstances and conditions existing as of or prior to the date of the appraisals, and any material change in such circumstances and conditions may affect Duff & Phelps’ analyses and conclusions. Duff & Phelps’ appraisal reports contain other assumptions, qualifications and limitations that qualify the analyses, opinions and conclusions set forth therein. Furthermore, the prices at which the Appraised Properties may actually be sold could differ from their appraised values.

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(1) Duff & Phelps is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public securities offerings, private placements, business combinations and similar transactions. We engaged Duff & Phelps to prepare appraisal reports for each of the Appraised Properties and to provide a calculation of the range in estimated NAV per share of our common stock and Duff & Phelps received fees upon the delivery of such reports and the calculation of the range in estimated NAV per share of our common stock. In addition, we have agreed to indemnify Duff & Phelps against certain liabilities arising out of this engagement. In the two years prior to the date of this supplement, Duff & Phelps and its affiliates have provided a number of commercial real estate, appraisal, valuation and financial advisory services for our affiliates and have received fees in connection with such services. Duff & Phelps and its affiliates may from time to time in the future perform other commercial real estate, appraisal, valuation and financial advisory services for us and our affiliates in transactions related to the properties that are the subjects of the appraisals, so long as such other services do not adversely affect the independence of the applicable Duff & Phelps appraiser as certified in the applicable appraisal report.

Although Duff & Phelps considered any comments to its appraisal reports received from us or our advisor, the appraised values of the Appraised Properties were determined by Duff & Phelps. The appraisal reports for the Appraised Properties are addressed solely to us to assist in the calculation of the range in estimated NAV per share of our common stock. The appraisal reports are not addressed to the public and may not be relied upon by any other person to establish an estimated NAV per share of our common stock and do not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its appraisal reports, Duff & Phelps did not solicit third-party indications of interest for the Appraised Properties. In preparing its appraisal reports and in calculating the range in estimated NAV per share of our common stock, Duff & Phelps did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.
The foregoing is a summary of the standard assumptions, qualifications and limitations that generally apply to Duff & Phelps’ appraisal reports. All of the Duff & Phelps appraisal reports, including the analyses, opinions and conclusions set forth in such reports, are qualified by the assumptions, qualifications and limitations set forth in the respective appraisal reports.
Real Estate Valuation
Duff & Phelps appraised each of the Appraised Properties using various methodologies including the direct capitalization approach, discounted cash flow analyses and sales comparison approach and relied primarily on 10-year discounted cash flow analyses for the final appraisal of each of the Appraised Properties. Duff & Phelps calculated the discounted cash flow value of each of the Appraised Properties using property-level cash flow estimates, terminal capitalization rates and discount rates that fall within ranges it believes would be used by similar investors to value the Appraised Properties, based on recent comparable market transactions adjusted for unique properties and market-specific factors.
As of September 30, 2017, the Appraised Properties consisted of three office buildings, which were acquired for a total purchase price of $136.3 million, exclusive of acquisition fees and acquisition expenses of $3.3 million, in which we had invested $4.0 million in capital and tenant improvements. As of September 30, 2017, the total appraised value of the Appraised Properties as provided by Duff & Phelps using the appraisal methods described above was $154.3 million. The total appraised value of the Appraised Properties as of September 30, 2017, compared to the total acquisition cost of the Appraised Properties plus subsequent capital improvements through September 30, 2017, results in an overall increase in the value of the Appraised Properties of approximately 10.0%.
The following table summarizes the key assumptions that were used in the discounted cash flow analyses to arrive at the appraised value of the Appraised Properties:

	Range in Values	Weighted-Average Basis
Terminal capitalization rate	5.50% to 7.50%	6.29%
Discount rate	7.50% to 8.25%	7.75%
Net operating income compounded annual growth rate (1)	3.73% to 6.67%	4.86%
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(1) The net operating income compounded annual growth rates (“CAGRs”) reflect both the contractual and market rents and reimbursements (in cases where the contractual lease period is less than the hold period of the property) net of expenses over the holding period. The range of CAGRs shown is the constant annual rate at which the net operating income is projected to grow to reach the net operating income in the final year of the hold period for each of the properties.
While we believe that Duff & Phelps’ assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the appraised value of the Appraised Properties and thus, our estimated NAV per share. The table below illustrates the impact on our estimated NAV per share if the terminal capitalization rates or discount rates Duff & Phelps used to appraise the Appraised Properties were adjusted by 25 basis points, assuming all other factors remain unchanged. Additionally, the table below illustrates the impact on our estimated NAV per share if these terminal capitalization rates or discount rates were adjusted by 5% in accordance with the IPA Valuation Guidelines, assuming all other factors remain unchanged:

	Increase (Decrease) on the Estimated NAV per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Terminal capitalization rate	$0.46	$(0.41)	$0.55	$(0.51)
Discount Rate	0.32	(0.32)	0.50	(0.50)
Finally, a 1% increase in the appraised value of the Appraised Properties would result in a $0.16 increase in our estimated NAV per share and a 1% decrease in the appraised value of the Appraised Properties would result in a decrease of $0.16 to our estimated NAV per share, assuming all other factors remain unchanged.

Notes Payable
The estimated values of our notes payable are equal to the GAAP fair values disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2017, but do not equal the book value of the loans in accordance with GAAP. Our advisor estimated the values of our notes payable using a discounted cash flow analysis. The discounted cash flow analysis was based on projected cash flow over the remaining loan terms, including extensions we expect to exercise, and management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral.
As of September 30, 2017, the GAAP fair value and carrying value (excluding unamortized deferred financing costs of $1.0 million) of our notes payable were $73.6 million and $73.5 million, respectively. The weighted-average discount rate applied to the future estimated debt payments, which have a weighted-average remaining term of 3.0 years, was approximately 3.93%.
The table below illustrates the impact on our estimated NAV per share if the discount rates our advisor used to value our notes payable were adjusted by 25 basis points, assuming all other factors remain unchanged. Additionally, the table below illustrates the impact on our estimated NAV per share if these discount rates were adjusted by 5% in accordance with the IPA Valuation Guidelines, assuming all other factors remain unchanged:

	Increase (Decrease) on the Estimated NAV per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Discount Rate	$(0.06)	$0.06	$(0.04)	$0.04
Other Assets and Liabilities
The carrying values of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as straight-line rent receivables, lease intangible assets and liabilities, deferred financing costs, unamortized lease commissions and unamortized lease incentives, have been eliminated for the purpose of the valuation due to the fact that the value of those balances was already considered in the valuation of the related asset or liability. Our advisor has also excluded redeemable common stock as temporary equity does not represent a true liability to us and the shares that this amount represents are included in our total outstanding shares of common stock for purposes of determining our estimated NAV per share.
Limitations of Estimated NAV per Share
The estimated NAV per share set forth above will first appear on the December 31, 2017 customer account statements that will be mailed in January 2018. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NAV per share, and these differences could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to GAAP.
Accordingly, with respect to our estimated NAV per share, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at our estimated NAV per share;

•	a stockholder would ultimately realize distributions per share equal to our estimated NAV per share upon liquidation of our assets and settlement of the its liabilities or a sale of our company;

•	our shares of common stock would trade at its estimated NAV per share on a national securities exchange;

•	a third party would offer our estimated NAV per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock;

•	another independent third-party appraiser or third-party valuation firm would agree with our estimated NAV per share; or

•	the methodology used to determine our estimated NAV per share would be acceptable to the Financial Industry Regulatory Authority or for compliance with ERISA reporting requirements.

Further, our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of September 30, 2017, with the exception of a reduction to our net asset value for acquisition and financing costs related to a real estate acquisition subsequent to September 30, 2017. As of September 30, 2017,we had 9,126,625 and 278,439 shares of common stock issued and outstanding of Class A and Class T common stock, respectively. We did not make any adjustments to our estimated NAV subsequent to September 30, 2017, including, adjustments relating to the following, among others: (i) the issuance of common stock and the payment of related offering costs; (ii) net operating income earned and distributions declared; and (iii) the redemption of shares. The value of our shares will fluctuate over time in response to developments related to future investments, the performance of individual assets in our portfolio and the management of those assets and the real estate and finance markets. Our estimated NAV per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. Our estimated NAV per share does not take into account estimated disposition costs and fees for real estate properties, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations or, the impact of restrictions on the assumption of debt. The estimated NAV per share does not take into consideration acquisition-related costs and financing costs related to future acquisitions. We currently expect to utilize our advisor and/or an independent valuation firm to update the offering price per share in December 2018 and annually thereafter. We cannot assure you that our estimated NAV per share will increase or that it will not decrease.
Distribution Reinvestment Plan
Pursuant to our distribution reinvestment plan, participants in the distribution reinvestment plan will acquire shares of our common stock at a price equal to the estimated NAV per share. As such, commencing on the next distribution reinvestment plan purchase date, which is January 2, 2018, participants will acquire shares of our common stock under the distribution reinvestment plan at a price of $8.79 per share.
If a participant wishes to terminate participation in our distribution reinvestment plan effective for the January 2, 2018 purchase date, participants must notify us in writing of such decision, and we must receive the notice at least four business days prior to the last business day prior to the payment of such distribution, or by the close of business on December 22, 2017 in the case of the January 2, 2018 distribution date.
Notice of termination should be sent to:

Regular Mail KBS Growth & Income REIT, Inc. c/o DST Systems, Inc. PO Box 219015 Kansas City, MO 64121-9015	Overnight Address KBS Growth & Income REIT, Inc. c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105
Share Redemption Program
In accordance with our share redemption program, the redemption price for shares eligible for redemption will be calculated based upon the estimated NAV per share.  Redemptions made in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined in the share redemption program) are made at a price per share equal to the most recent estimated NAV per share as of the applicable redemption date. The price at which we will redeem all other shares eligible for redemption is 95.0% of our estimated NAV per share as of the applicable redemption date, provided the redeeming stockholder has held his or her shares for at least one year.
We redeem shares on the last business day of each month.  Effective for the December 29, 2017 redemption date, the redemption price for all stockholders will be calculated based on the December 2017 estimated NAV per share.  For a stockholder’s shares to be eligible for redemption in a given month or to withdraw a redemption request,we must receive a written notice from the stockholder or from an authorized representative of the stockholder in good order and on a form approved by us at least five business days before the redemption date, or by December 21, 2017 in the case of the December 29, 2017 redemption date.
There are several limitations on our ability to redeem shares under the share redemption program. The complete share redemption program document is filed as an exhibit to our Registration Statement on Form S-11 filed with the SEC on March 25, 2016 and is available at the SEC’s website at http://www.sec.gov.
Experts
Duff & Phelps, an independent third party real estate valuation firm, appraised each of the Appraised Properties and used these appraisal reports to provide a calculation of the range in estimated NAV per share of our common stock, which mid-range value was recommended by our advisor.

Forward-Looking Statements
The foregoing includes forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the company and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. The appraisal methodology for the Appraised Properties assumes the properties realize the projected net operating income and expected exit cap rates and that investors would be willing to invest in such properties at yields equal to the expected discount rates. Though the appraisals of the Appraised Properties, with respect to Duff & Phelps, and the valuation estimates used in calculating the estimated value per share, with respect to Duff & Phelps, our advisor and us, are the respective party’s best estimates as of September30, 2017, we can give no assurance in this regard. Even small changes to these assumptions could result in significant differences in the appraised values of the Appraised Properties and the estimated value per share. These statements also depend on factors such as: future economic, competitive and market conditions; our ability to maintain occupancy levels and rental rates at our real estate properties; and other risks identified in Part I, Item IA of our Annual Report on Form 10-K for the year ended December 31, 2016, and Part II, Item 1A of our Quarterly Report on Form 10-Q for the period ended September 30, 2017, each as filed with the SEC. Actual events may cause the value and returns on our investments to be less than that used for purposes of our estimated NAV per share.